Mail Stop 3561

April 10, 2008

By Facsimile and U.S. Mail

Mr. Stephen R. Wright
Chief Executive Officer
Pro-Fac Cooperative, Inc.
590 Willow Brook Office Park
Fairport, New York   14450

> **Re: Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Forms 10-QSB for the Fiscal Quarters Ended September 29, 2007 and**
> **December 29, 2007**
> **File No. 0-20539**

Dear Mr. Wright:

We have reviewed your response dated March 19, 2008 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 8. Financial Statements and Supplementary Data
Note 1. Description of Business and Summary of Significant Accounting Policies

Investment in Birds Eye Holdings, LLC, page 26

1.   We note your response to comment 3 of our letter dated March 5, 2008 regarding separate audited financial statements of Holdings LLC.   The provisions of Rule 3-09 of Regulation S-X require you to provide separate audited financial statements of Holdings LLC for each period the equity investee was determined to be significant. Accordingly, please amend Form 10-K for the fiscal year ended June 30, 2007 and file as an exhibit the separate audited financial statements of Holdings LLC for the fiscal years June 30, 2006 and 2005.

General

Please send us your response to our comment within ten business days from the date of this letter. You should provide a cover letter keying your response to our comment, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief